SECU  ISSION

08026662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-37030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Securities Network Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

16205 Oak Springs Dr
　　　　　　　　　　　(No. and Street)

Ramona　　　　　　　　CA　　　　　　　　92065
(City)　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Konja's Associates Certified Public Accountants
(Name – if individual, state last, first, middle name)

2020 Camino Del Rio North # 500 San Diego, CA　　92108
(Address)　　　　　　　(City)　　　　　　　　(State)　　　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

Richard R. Norton , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Planners Securities Network Corporation , as
Jan 23 , 20 08 , are true and correct. I further swear (or affirm) that
either the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

Signature

President
Title

Peggy Thompson   1/23/08
Notary Public

This report ** contains (check all applicable boxes):
- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PLANNERS SECURITIES NETWORK CORPORATION
ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

TABLE OF CONTENTS



Konja & Associates
Certified Public Accountants

2020 Camino Del Rio North, #500
San Diego, CA 92108
Telephone (619) 920-8669
Fax (619) 741-7000
TonyKonja@konjacpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Planners Securities Network Corporation
San Diego, CA

We have audited the accompanying statements of financial condition of Planners Securities Network Corporation (the "Company"), as of December 31, 2007 and 2006, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Securities Network Corporation as of December 31, 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Diego, California
February 25, 2008

Konja & Associates
Certified Public Accountants

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
Assets		
Cash	$ 44,954	$ 7,407
Total assets	$ 44,954	$ 7,407

LIABILITIES AND SHAREHOLDERS' EQUITY

	2007	2006
Liabilities	$ -	$ -
Total liabilities	-	-
Commitments and Contingencies		
Shareholders' equity		
Common stock, at stated value		
Authorized shares - 10		
Issued and outstanding shares - 9	9,000	9,000
Additional paid-in capital	51,997	40,997
Accumulated deficit	(16,043)	(42,590)
Total shareholders' equity	44,954	7,407
Total liabilities and shareholders' equity	$ 44,954	$ 7,407

The accompanying notes are an integral part of the financial statements.

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF OPERATIONS
For the Years ended December 31, 2007and 2006

	2007	2006
Revenue:		
Commissions	$ 332	$ 338
Miscellaneous	-	357
Total revenue	332	695
Costs and expenses:		
Commission expense	900	1,200
Professional services	7,000	7,600
Insurance	579	594
Other	306	2,396
Total costs and expenses	8,785	11,790
Net loss from operations	(8,453)	(11,095)
Other income	35,000	-
Net income/(loss)	$ 26,547	$ (11,095)

The accompanying notes are an integral part of the financial statements.

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years ended December 31, 2007 and 2006

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance at December 31, 2005	9	$ 9,000	$ 31,397	$ (31,495)	$ 8,902
Contributions	-	-	9,600	-	9,600
Net loss	-	-	-	(11,095)	(11,095)
Balance at December 31, 2006	9	9,000	40,997	(42,590)	7,407
Contributions	-	-	11,000	-	11,000
Net income	-	-	-	26,547	26,547
Balance at December 31, 2007	9	$ 9,000	$ 51,997	$ (16,043)	$ 44,954

The accompanying notes are an integral part of the financial statements.

PLANNERS SECURITIES NETWORK CORPORATION
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 26,547	$ (11,095)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities	-	-
Net cash provided by/(used in) used in operating activities	26,547	(11,095)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	11,000	9,600
Net cash provided by financing activities	11,000	9,600
Net increase/(decrease) in cash	37,547	(1,495)
Cash at the beginning of the year	7,407	8,902
Cash at the end of the year	$ 44,954	$ 7,407
Cash paid during the year for:		
Taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Planners Securities Network Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company was organized on April 7, 1989. The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash includes amounts on deposit with financial institutions and investments maturing within 90 days.

The Company earns commissions which result from the sale of mutual funds and are recorded as they are earned.

Other income consists of a one-time payment of $35,000 from the Financial Industry Regulatory Authority (FINRA) for the anticipated cost savings for the consolidation of National Association of Securities Dealers and the Member Regulation Division of the New York Stock Exchange into a single regulator.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income, and pays the greater of 1.5% of taxable income or $800 to the State of California. The stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

NOTE 4 - NET CAPITAL REQUIREMENTS

Under SEC Rule ′5c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 1500% of its net capital. As of December 31, 2007 and 2006, the Company had net capital of $44,954 and $7,407, respectively. This was $39,954 in excess of its required net capital for 2007 and $2,407 in excess for 2006. The Company's ratio of aggregate indebtedness to net-capital was 0% for December 31, 2007 and 2006.

SUPPLEMENTARY INFORMATION

PLANNERS SECURITIES NETWORK CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years ended December 31, 2007 and 2006

	2007	2006
Total assets	$ 44,954	$ 7,407
Total liabilities	-	-
Total shareholders' equity	44,954	7,407
Less non-allowable assets:	-	-
Net capital	$ 44,954	$ 7,407

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2007	2006
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 39,954	$ 2,407
Aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	0%	0%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5)

	2007	2006
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 44,954	$ 7,407
Adjustments, net:	-	-
Net capital, as adjusted	$ 44,954	$ 7,407

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

PLANNERS SECURITIES NETWORK CORPORATION
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years ended December 31, 2007 and 2006

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.



Konja & Associates
Certified Public Accountants

2020 Camino Del Rio North, #500
San Diego, CA 92108
Telephone (619) 920-8669
Fax (619) 741-7600
TonyKonja@konjacpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors of
Planners Securities Network Corporation
San Diego, CA

In planning and performing our audits of the financial statements of Planners Securities Network Corporation as of and for the year ended December 31, 2007, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the years ended December 31, 2007, and this report does not affect our report thereon dated February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Diego, California
February 25, 2008

Konja & Associates
Certified Public Accountants

END